Exhibit 99.1

QIWI and MegaFon announce strategic partnership by launching a co-branded wallet

RUSSIA, MOSCOW – February 11, 2015 – QIWI plc (Nasdaq: QIWI, MOEX: QIWI), a leading provider of next generation payment services (“QIWI”), and MegaFon (LSE: MFON), a leading Russian telecommunications operator (“MegaFon”), announce the start of a strategic partnership aimed at development of high-tech solutions in electronic payments based on a combination of the business expertise of both companies. The initial project of the partnership will be the launch of a co-branded product based on Visa QIWI Wallet technology. Currently this solution is unique in the Russian market.

As a result of this partnership, MegaFon’s subscribers will now have an opportunity to make commission-free payments for a wide range of products and services supported by the Visa QIWI Wallet. Both the subscriber’s mobile phone balance and QIWI’s e-wallet accounts can be used as the source of funds. Payments which can be made commission-free include most popular categories like broadband internet, e-commerce, utility bills, and many others.

The co-branded e-wallet has been customized with a “green interface” to reflect the MegaFon brand. It allows users not only to monitor their own balances, but also to see the balances of “favourite” relatives and friends who are also MegaFon subscribers and, if necessary, top up their accounts quickly and free of any commission1. Another attractive feature for MegaFon subscribers is a 0.5% cash rebate for payments conducted through the Visa QIWI Wallet2. Rebates are added to the subscriber’s mobile balance and can be used immediately for any payments due.

Sergey Solonin CEO of QIWI commented: “The combination of the extensive knowledge of our cellular operator partner on one hand and the expertise of QIWI, the largest payment provider, on the other, allows us to address a strategic market challenge – the development of a unique payment product that meets market demands and enhances the customer experience. To build a universal payment technology that allows customers to transact smoothly across a broad platform of payment instruments and interfaces is an important first goal for our new strategic partnership.”

“Today we are witnessing the increasing popularity of mobile commerce: over the last 9 months of 2014 the number of MegaFon subscribers who engaged in mobile commerce increased by more than 30%. Clients are getting used to paying for purchases via mobile accounts. Given this, our objective in entering into this project has been to offer MegaFon subscribers a convenient payment service as well as a way to save money – said Denis Zyryanov, General Director of MegaLabs – We expect that the combination of high-quality Visa QIWI Wallet functionality and the additional opportunities which we provide as a major mobile operator will make our co-branded product highly attractive for our customers.”

[1]	More details are available at www.megafon.ru
[2]	The full list of cashback operations is available at www.qiwi.com

“Partnership between QIWI and MegaFon is one of the most important steps in implementing our joint Visa QIWI Wallet development strategy. We consider this to be a breakthrough for both the payment industry and the telecom market. We are sure that this project will lead the way for many other successful products revealing new horizons for promotion of the Visa QIWI Wallet.” – said Andrew Torre, CEO Visa Russia.

Several interface options will be available for the users of a co-branded product: the qiwi.ru website and iOs and Android apps, as well as a range of top-up channels including cash top-up via QIWI kiosks, bank card transfer or mobile balance top-up.

New Visa QIWI Wallet customers who are also subscribers of MegaFon will be able to use the new services being offered immediately upon registration of an e-wallet. For all current Visa QIWI Wallet customers services will become fully available by the end of the first quarter of 2015.

FOR MORE INFORMATION

OJSC MegaFon

Media: Peter Lidov	Tel: + 7 926 200 6699	plidov@megafon.ru
Investors: Dmitry Kononov	Tel: + 7 926 200 6490	dkononov@megafon.ru

QIWI plc

Media: Ksenia Vasileva	Tel: + 7 499 783 5959	k.vasileva@qiwi.ru
Investors: Varvara Kiseleva	Tel: + 7 499 709 0192	v.kiseleva@qiwi.ru

VISA inc

Media and Investors: Kirill Ageev	Tel: +7 495 787 3669	kageev@visa.com

About MegaFon

MegaFon OJSC is a leading Russian telecommunication service provider, operating in all segments of the telecommunications markets in Russia. The Company and its subsidiaries have licences to operate in all of the Russian regions and in the Republics of Abkhazia, South Ossetia and Tajikistan.

The Company was the first in Russia to launch 3G for commercial operations. In July 2012, MegaFon was awarded one of four ten-year licences for the provision of 4G/LTE services throughout the entire Russian Federation and has already started providing these services in 68 different regions. In October 2013, MegaFon completed the acquisition of a 100% interest in Scartel/Yota, which hold significant 4G/LTE licences, from Garsdale Services Investment Limited (“Garsdale”), its shareholder and a member of the AF Telecom group (see below).The Company is a leader in the provision of mobile Internet, and is number two in terms of the number of active subscribers in Russia.

As a result of its acquisition of the Synterra Group, one of the leading Russian backbone operators, in June 2010, MegaFon substantially increased its fixed-line B2B and B2G businesses, as well as its provision of fixed broadband services. In September 2012, the Company acquired the VAS Media group of companies, which was integrated with MegaLabs, its R&D subsidiary.

In December 2012, the Company acquired a 25% interest (or 50% economic interest) in the Euroset retail chain, the largest chain in Russia providing telecommunications goods and services, and acquired a further 25% interest from Garsdale in July 2014.

In November 2012, MegaFon successfully completed an initial public offering on the Moscow Stock Exchange and the London Stock Exchange. MegaFon has two principal shareholders, companies in the USM Group (approximately 56.32%) and the TeliaSonera group (approximately 25.17%). Additional shares are held by a wholly owned subsidiary of the Company (3.92%, of which USM Holdings Limited has the right to acquire up to 2.5% prior to 2017), while the public float represents approximately 14.59% of the outstanding shares.

MegaFon was the Mobile General Partner of the XXII Winter Olympic Games and XI Paralympic Games held in Sochi in 2014. The state-of-the-art communication system installed by the Company for the Games contributed significantly to the participants’ enjoyment of the Games, and to the overall success of the Games.

About QIWI plc

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 16.5 million virtual wallets, over 175,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

About Visa

Visa is a global payment system that enables cardholders, merchants, financial and government institutions in more than 200 countries all over the world to have access to a fast, secure and reliable electronic payment network. Electronic payments are made through the VisaNet global innovative processing system, which can process more than 47,000 transactions a second, providing fraud protection for consumers and secure payments for merchants. Visa is not a bank; it issues no charge cards, sets no fees or interest rates for consumers, and grants no loans to cardholders. Visa’s innovative solutions, however, enable financial organizations to offer their customers a wide choice of financial facilities, including debit, prepaid and credit card products. For more details, please visit: www.visa.com.ru.